

Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19


05005216

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


RECD S.E.C.
JAN 14 2005
1088

Zürich, January 12, 2005

SUPPL

File N° 82-4093

Dear Sirs,

Please find enclosed :

- Ad hoc publicity Possible Offer for Aggregate Industries plc

Yours sincerely

Martin Beu


PROCESSED
JAN 18 2005
THOMSON
FINANCIAL

File N° 82-4093

Ad hoc publicity

Possible Offer for Aggregate Industries plc

January 12, 2005 - Holcim announces that it is in discussion with a view to making a public offer for Aggregate Industries plc (Aggregate Industries), a company listed on the London Stock Exchange. The Board of Holcim is considering offering Aggregate Industries shareholders a cash consideration of 138 pence per share, subject to, inter alia, satisfactory outcome of a due diligence review, plus 2 pence interim dividend per share which would be paid to Aggregate Industries shareholders conditional on the offer being declared unconditional in all respects.

Holcim emphasises that there can be no certainty as to the outcome of the discussions. A further announcement will be made in due course.

Holcim would finance this transaction with existing cash balances and new committed credit facilities.

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to Holcim.

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Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

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Internet: www.holcim.com

In order to unsubscribe please send an empty email to unsubscribe@holcim.com.

The potential offer will not be made, directly or indirectly, in the United States, or by the use of the U.S. mail or any U.S. means or instrumentality of U.S. interstate or foreign commerce or any facility of a U.S. national securities exchange. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone or the Internet. Accordingly, distribution of this press release may not be made, by any print or broadcast media, wire service or other media, in the United States